Dirección General Económico Financiera Director General	Paseo de la Castellana, 278-280 28046 Madrid España	Tel. 34 91 348 14 94 Fax 34 91 314 29 35 framirez@repsolpf.com www.repsolypf.com

January 14, 2008

Re:	Repsol YPF, S.A. Form 20-F for the year ended December 31, 2006 File No. 001-10220

Ms. Jill S. Davis
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7410

Dear Ms. Davis:

Thank you for your letter dated December 20, 2007 setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or “Commission”) to our letter dated December 13, 2007, which responded to the Staff’s letter dated November 6, 2007, which responded to our response letter dated September 28, 2007, which responded to the Staff’s letter dated August 28, 2007 setting forth comments of the Staff on the annual report on Form 20-F for the year ended December 31, 2006 (the “2006 Form 20-F”) of Repsol YPF, S.A. (“Repsol YPF”, also referred to in this letter as the “company” and “we”).

We appreciate your understanding in affording us the time necessary to prepare our responses, which we set forth in Annex A hereto. To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s December 20, 2007 comment letter in bold text.

In providing these responses, and in response to the Staff’s prior request, we hereby acknowledge that:

•	Repsol YPF is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to this disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Repsol YPF may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your cooperation in these matters, and we are available to discuss any of our responses with you at your convenience. In that connection, please do not hesitate to contact the undersigned in Madrid at 011-34-91-348-1494 or fax: 011-34-91-348-7199; Manuel Arranz or Javier Ares of Deloitte, our external auditors, at 011-34-91-514-5000, or our counsel, Michael J. Willisch of Davis Polk & Wardwell, at 011-34-91-702-2741 or fax: 011-34-91-702-2765.

Very truly yours,

/s/ Fernando Ramírez Mazarredo
Fernando Ramírez Mazarredo Chief Financial Officer

Annex A

Form 20-F for the Fiscal Year Ended December 31, 2007

Overview of Consolidated Results of Operations

Affiliate Company

Taxes, page 84

1.           In your response letter dated September 28, 2007, you indicated you are relying upon the guidance of paragraph 92 of IAS 37, such that you believe that disclosure of your tax liability would prejudice seriously the position of the Company relative to these disputes. We further note in your response letter dated December 13, 2007, that you are engaged in over 200 separately identifiable disputes with various tax authorities around the world. Please explain why you believe disclosure of your related total tax liability would seriously prejudice your position relative to any dispute. It continues to appear that you should modify your disclosures to disclose your total accrual. Please contact us if you wish to discuss.

Although we are engaged in many disputes with various tax authorities around the world, we believe that the disclosure of our aggregate consolidated provisions in respect of all of our tax-related contingencies could prejudice our position relative to any particular dispute as there is a significant risk that the related tax authority could, in light of the absolute amount of our consolidated provisions, wrongly conclude that payment in respect of its particular dispute has been determined to be probable and therefore provisioned for and included in such aggregate amount.  We believe that if the related tax authority were to make such conclusion, it could seriously prejudice the position of the company relative to such dispute as it could result in such tax authority pursuing such dispute more aggressively, determining not to settle such dispute or increasing the amount we would be required to pay to settle such dispute.

Furthermore, in our Annual Reports on Form 20-F for the fiscal years ended December 31, 2006 and 2005, we believe all material information regarding our tax-related contingencies has been provided to investors because we disclosed in the notes to our consolidated financial statements our aggregate consolidated provisions, which amount was broken down by category of provision, including a category of “other provisions,” which, in turn, we confirmed includes our aggregate consolidated provisions in respect of tax-related contingencies.

Notwithstanding the foregoing, we are prepared to disclose in our Annual Report on Form 20-F for the fiscal year ending December 31, 2007 and thereafter our aggregate consolidated provision in respect of tax-related contingencies at year end to the extent such provision is in respect of multiple tax disputes with multiple taxing authorities.